SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period November 12, 2002 to November 20, 2002

PENGROWTH ENERGY TRUST

700 Sun Life Plaza, East Tower, 112 – 4 Avenue S.W.
Calgary, Alberta T2P 0H3 Canada
(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F                Form 40-F    ✓

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes                No    ✓

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       ]

SIGNATURES
Press Release Dated November 12, 2002
Press Release Dated November 20, 2002

DOCUMENTS FURNISHED HEREUNDER:

1.	Exhibit 99.1 — Press Release issued November 12, 2002 announcing Exercise of Over-allotment Options

2.	Exhibit 99.2 — Press Release issued November 19, 2002 announcing Third Quarter Results

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION

November 20, 2002	By:	“Gordon M. Anderson”

Name: Gordon M. Anderson Title: Vice-President